Execution Version

UNDERWRITING AGREEMENT

July 30, 2020

Vizsla Resources Corp.

1030 West Georgia Street, Suite 1001

Vancouver, British Columbia V6E 3B9

Attention: Michael A. Konnert, President, Chief Executive Officer & Director

Dear Sir:

The undersigned, Canaccord Genuity Corp. (the "Lead Underwriter"), together with PI Financial Corp., Haywood Securities Inc. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the "Underwriters"), understands that Vizsla Resources Corp. (the "Company") proposes to issue and sell on a bought deal private placement basis 13,369,000 units of the Company (the "Units") at a price of $1.87 per Unit (the "Subscription Price") for gross proceeds of $25,000,030. Each Unit consists of one Common Share (as defined herein) (a "Unit Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant shall entitle the holder thereof to acquire one additional Common Share (a "Warrant Share") at a price of $2.40 until the Expiry Time (as defined herein).

The Underwriters shall have an option (the "Option"), which Option may be exercised in the Underwriters' sole discretion and without obligation, to purchase up to 2,674,000 additional Units at the Subscription Price, for additional gross proceeds of up to $5,000,380. The Option shall be exercisable by the Underwriters, in whole or in part, at any time up to 48 hours prior to the Closing Date (as defined herein), after which time the Option shall be void and of no further force and effect. If exercised, any Units issued upon exercise of the Option shall be deemed to form part of the Offering for the purposes hereof.

The offering of the Units is referred to herein as the "Offering". Unless the context otherwise requires, all references to the "Offering", "Units", "Unit Shares", "Warrants" and "Warrant Shares" shall include any securities issued in connection with the exercise of the Option.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally, and not jointly nor jointly and severally, agree to purchase, in the respective percentages set out in Section 13 of this Agreement (as defined herein), all, but not less than all, of the Units from the Company at the Subscription Price on a private placement basis pursuant to exemptions from the prospectus requirements of the Securities Laws (as defined herein). The Company agrees that the Underwriters shall have the right to cause the Units to be purchased by qualified substituted purchasers in the Selling Jurisdictions (as defined herein) in place of the Underwriters, and that the obligation of the Underwriters to purchase the Units shall, upon completion and settlement of such sales, be reduced by an amount equal to the number of Units purchased by such substituted purchasers from the Company.

The Underwriters may offer and sell Units, acting through their respective U.S. Affiliates (as defined herein), solely to Qualified Institutional Buyers (as defined herein) in the United States (as defined herein) in compliance with the exemption from registration provided by Rule 144A (as defined herein) under the U.S. Securities Act (as defined herein) (or such other exemptions as are agreed to by the Company and the Underwriters) and applicable state securities laws, and in the manner contemplated by this Agreement, including in compliance with Schedule "B" hereto.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall, at the Closing Time, pay to the Underwriters the Commission (as defined herein) and issue to the Underwriters the Broker Warrants (as defined herein) as set out in Section 9 of this Agreement. The obligation of the Company to pay the Commission and to issue the Broker Warrants shall arise at the Closing Time and the Commission and the Broker Warrants shall be fully earned by the Underwriters upon the completion of the Offering.

The Company agrees that the Underwriters will be permitted to appoint as the Selling Group (as defined herein), at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, as its agents to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them, provided that such remuneration shall not in any way increase the aggregate Commission payable or number of Broker Warrants issuable to the Underwriters by the Company under this Agreement.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

"affiliate", "associate", "distribution", "material change", "material fact" and misrepresentation" have the respective meanings ascribed thereto in the Securities Act (British Columbia) in effect on the date hereof;

"Aggregate Subscription Price" means the aggregate gross proceeds from the sale and issue of the Units;

"Agreement" means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

"Broker Securities" means, collectively, the Broker Warrants and the Broker Warrant Shares;

"Broker Warrant Certificates" means the certificates representing the Broker Warrants and containing the terms thereof;

"Broker Warrant Share" has the meaning ascribed to such term in Section 9 hereof;

"Broker Warrants" has the meaning ascribed to such term in Section 9 hereof;

"Business Day" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario or the City of Vancouver, British Columbia;

"Canadian Securities Laws" means all applicable securities laws in each of the Reporting Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulators in each of the Reporting Jurisdictions, and all applicable rules and policies of the TSXV;

"Canam" means Canam Alpine Ventures Ltd., a wholly-owned subsidiary of the Company;

"Closing" means the completion of the purchase and sale of the Units pursuant to the Offering as contemplated by this Agreement and the Subscription Agreements;

"Closing Date" means the day on which the Closing shall occur, being July 30, 2020, or such other date as the Company and the Underwriters may determine;

"Closing Time" means 5:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may determine;

"Commission" has the meaning ascribed to such term in Section 9 hereof;

"Common Shares" means the common shares in the capital of the Company;

"Company" has the meaning ascribed to such term on the face page of this Agreement;

"Company's Auditors" means MNP LLP, or such other firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

"Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, to which the Company or any of its subsidiaries is a party or by which any of their property or assets are bound;

"Engagement Letter" means the letter agreement between the Company and the Lead Underwriter dated July 8, 2020 in respect of the Offering;

"Environmental Laws" means all applicable federal, provincial, territorial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, by-laws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"Expiry Time" means 5:00 p.m. (Vancouver time) on July 30, 2022;

"Financial Statements" means the audited consolidated financial statements of the Company for the year ended April 30, 2019 and the period from incorporation (September 26, 2017) to April 30, 2018, together with the notes thereto and the report of the Company's Auditors thereon, and the unaudited condensed consolidated interim financial statements of the Company for the three and nine month periods ended January 31, 2020 and 2019, together with the notes thereto;

"General Solicitation or General Advertising" means "general solicitation" or "general advertising", as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Government Official" means any (i) official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) salaried political party official, elected member of political office or candidate for political office, or (iii) company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"including" means including without limitation;

"Indirect Mexican Subsidiaries" means, collectively, Minera Canam, S.A. de C.V. and Operaciones Canam Alpine, S.A. de C.V.;

"Lead Underwriter" has the meaning ascribed to such term on the face page of this Agreement;

"Leased Premises" means the premises which are material to the Company or any Subsidiary and which the Company or any Subsidiary occupies or proposes to occupy as a tenant, sub-tenant or occupant;

"Material Adverse Effect" means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its subsidiaries (on a consolidated basis);

"Material Agreement" means (i) any contract, commitment, agreement (written or oral), instrument, lease or other document, including the Panuco Option Agreements and any other option agreement or licence agreement, to which the Company or a Subsidiary is a party or otherwise bound and which is material to the Company or any Subsidiary, and (ii) any Debt Instrument, any agreement, contract or commitment to create, assume or issue any Debt Instrument, and any other outstanding loans to the Company or any Subsidiary from, or any loans by the Company or any Subsidiary to or a guarantee by the Company or any Subsidiary of the obligations of, any other person;

"Money Laundering Laws" has the meaning ascribed to such term in Section 4(nn) hereof;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions;

"Offering" has the meaning ascribed to such term on the face page of this Agreement;

"Option" has the meaning ascribed to such term on the face page of this Agreement;

"Panuco Option Agreements" means, collectively, the option agreements and related short form agreements entered into between Canam and Silverstone and Rio Panuco, respectively, in respect of the Panuco Property and pursuant to which Canam holds options to acquire a 100% interest in the Panuco Property, as such option agreements may be amended from time to time;

"Panuco Property" means the mineral property known as the "Panuco Silver-Gold Project" located in the Panuco-Copala mining district in the municipality of Concordia in southern Sinaloa state in western Mexico, which interest in such property the Company holds through Canam, and comprises 107 approved mining concessions in 19 blocks and covering a total area of 5283.014 hectares and one application for one mineral concession submitted by Rio Panuco covering 688.149 hectares. The mineral concessions are held 100% by Silverstone and Rio Panuco and the Company may earn an interest in the concessions pursuant to the Panuco Option Agreements;

"Permit" means any regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"principal shareholder" means a holder of 10% or more of the Common Shares;

"Public Record" means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, management's discussion and analysis, annual information form, management information circular, business acquisition report, or other document which has been publicly filed by or on behalf of the Company pursuant to Canadian Securities Laws with the securities regulators in each of the Reporting Jurisdictions or otherwise by or on behalf of the Company since its date of incorporation;

"Purchasers" means the persons who are substituted purchasers in the Selling Jurisdictions who, as purchasers or beneficial purchasers, acquire the Units by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

"Reporting Jurisdictions" means the Provinces of British Columbia, Alberta and Ontario;

"Rio Panuco" means Minera Rio Panuco S.A. de C.V.;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means all applicable securities laws in each of the Selling Jurisdictions in which the Units are offered or sold and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulators in each of the Selling Jurisdictions in which the Units are offered or sold, including Canadian Securities Laws and U.S. Securities Laws;

"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in each of the Provinces of Canada;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Group" means, collectively, those registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) appointed by the Underwriters as their agents to assist in the Offering as contemplated in this Agreement;

"Selling Jurisdictions" means the Provinces of Canada, the United States and such other jurisdictions outside of Canada and the United States as agreed to by the Underwriters and the Company;

"Silverstone" means Silverstone Resources S.A. de C.V.;

"Stock Exchanges" means, collectively, the TSXV, the Börse Frankfurt (Frankfurt Stock Exchange) in Germany, and the OTCQB® Venture Market by OTC Markets Group in the United States;

"Subscription Agreements" mean, collectively, the subscription agreements for the Units in the forms agreed upon by the Underwriters and the Company pursuant to which Purchasers agree to subscribe for and purchase the Units pursuant to the Offering as herein contemplated and shall include, for greater certainty, all schedules thereto;

"Subscription Price" has the meaning ascribed to such term on the face page of this Agreement;

"Subsidiaries" means, collectively, Canam Alpine Ventures Ltd., NorthBase Resources Inc. and the Indirect Mexican Subsidiaries, being the Company's only direct or indirect subsidiaries, and "Subsidiary" means any one of them;

"subsidiary" has the meaning ascribed thereto in the Securities Act (Ontario);

"Taxes" has the meaning ascribed to such term in Section 4(kk) hereof;

"Technical Report" means the technical report titled "Technical Report on the Panuco Silver-Gold Project, Concordia, Sinaloa, Mexico" with an amended effective date of June 15, 2020 and prepared by Stewart Harris, P.Geo. of Harris Geological Services;

"Transaction Documents" means, collectively, this Agreement, the Subscription Agreements, the Warrant Indenture and the Broker Warrant Certificates;

"Transfer Agent" means Computershare Investor Services Inc., in its capacity as transfer agent and registrar in respect of the Common Shares at its principal office in Vancouver, British Columbia;

"TSXV" means the TSX Venture Exchange;

"Underwriters" has the meaning ascribed to such term on the face page of this Agreement;

"Unit Share" has the meaning ascribed to such term on the face page of this Agreement;

"United States" and "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"Units" has the meaning ascribed to such term on the face page of this Agreement;

"U.S. Affiliate" of an Underwriter means the United States registered broker-dealer affiliate of the Underwriter;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"Warrant" has the meaning ascribed to such term on the face page of this Agreement;

"Warrant Agent" means Computershare Trust Company of Canada, in its capacity as warrant agent in respect of the Warrants at its principal office in Vancouver, British Columbia;

"Warrant Indenture" means the warrant indenture dated the Closing Date between the Warrant Agent and the Company pursuant to which the Warrants will be issued and providing for the definitive terms of the Warrants; and

"Warrant Shares" has the meaning ascribed to such term on the face page of this Agreement.

TERMS AND CONDITIONS

1. (a) Sale on Exempt Basis. The Underwriters shall offer for sale and sell the Units pursuant to the Offering in the Selling Jurisdictions in accordance with the terms of this Agreement, on a private placement basis in such a manner so as not to require registration thereof or filing of a prospectus, registration statement or similar disclosure document or imposing on the Company additional continuous reporting obligations under all applicable Securities Laws, all in compliance with such applicable Securities Laws. The Underwriters acknowledge that, subject to the conditions contained in Section 7 hereof being satisfied, the Underwriters shall become obligated to purchase or cause to be purchased all of the Units. To the extent that Purchasers purchase Units at the Closing, the Underwriters shall not be obligated to purchase the Units so purchased by such Purchasers.

(b) Filings. The Company agrees to comply with Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under Securities Laws, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Units so that the distribution of the Units may lawfully occur without the necessity of filing or delivering (as applicable) a prospectus, a registration statement or an offering memorandum in the Selling Jurisdictions, and the Underwriters undertake to use their commercially reasonable efforts to cause Purchasers to complete any forms required by Securities Laws. All fees payable in connection with such filings shall be at the expense of the Company.

(c) No Offering Memorandum, General Solicitation or General Advertising. Neither the Company nor the Underwriters shall: (i) provide to prospective purchasers of the Units any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws; or (ii) engage in any form of General Solicitation or General Advertising in connection with the offer and sale of the Units.

2. (a) Covenants. The Company hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Units, as follows:

(i) Due Diligence. The Company will allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters may reasonably require to be conducted prior to the Closing Date.

(ii) Delivery of Transaction Documents. The Company will duly execute and deliver the Transaction Documents at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company.

(iii) Maintain Reporting Issuer Status. The Company will use its best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the Reporting Jurisdictions, until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSXV (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted).

(iv) Maintain Stock Exchange Listing. The Company will use its best efforts to maintain the listing of the Common Shares (including the Units Shares, the Warrant Shares and the Broker Warrant Shares) for trading on the TSXV or such other recognized securities exchange, market or trading or quotation facility as the Lead Underwriter may approve, acting reasonably, and comply with the rules and policies of the TSXV or such other exchange, market or facility, for a period of two years following the Closing Date, provided that this covenant shall not prevent the Company from (i) completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSXV (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted), or (ii) graduating to the Toronto Stock Exchange. The Company will ensure that the Unit Shares, the Warrant Shares and the Broker Warrant Shares are conditionally approved for listing and trading on the TSXV on or prior to the Closing Date.

(v) Validly Issued Unit Shares. The Company will ensure that the Unit Shares, when paid for, shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Subscription Agreements.

(vi) Validly Issued Warrants. The Company will ensure that the Warrants, when paid for, shall be duly and validly created, authorized and issued, and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Subscription Agreements and the Warrant Indenture.

(vii) Validly Issued Warrant Shares. The Company will ensure that at all times prior to the Expiry Time, sufficient Warrant Shares are allotted and reserved for issuance upon the due and proper exercise of the Warrants. The Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture and when paid for, shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Subscription Agreements and the Warrant Indenture.

(viii) Validly Issued Broker Warrants. The Company will ensure that the Broker Warrants shall be duly and validly created, authorized and issued, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Broker Warrant Certificates.

(ix) Validly Issued Broker Warrant Shares. The Company will ensure that at all times prior to the Expiry Time, sufficient Broker Warrant Shares are allotted and reserved for issuance upon the due and proper exercise of the Broker Warrants. The Broker Warrant Shares, upon issuance in accordance with the terms of the Broker Warrant Certificates and when paid for, shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Broker Warrant Certificates.

(x) Consents and Approvals. The Company will have made or obtained, as applicable, at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as required to be made or obtained by the Company under Securities Laws, including the conditional approval of the TSXV for the Offering, necessary for the consummation of the transactions contemplated herein, other than customary post- closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules and policies of the TSXV.

(xi) Regulatory Filings. The Company will execute and file with the applicable securities regulators and the TSXV all forms, notices and certificates required to be filed by the Company in connection with the Offering pursuant to Securities Laws and the rules and policies of the TSXV in the time required by Securities Laws and the rules and policies of the TSXV, including, for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to the closing conditions set forth in Section 7 hereof.

(xii) Standstill. The Company will not, directly or indirectly, issue or sell any Common Shares or financial instruments convertible or exercisable into Common Shares or announce any intention to do so until the date which is 120 days after the Closing Date without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed, except, as applicable in the case of the Company or the applicable individual, in conjunction with: (A) the grant or exercise of stock options and other similar issuances, in each case pursuant to the share incentive plan of the Company and other share compensation arrangements, (B) the exercise of outstanding warrants, (C) obligations of the Company in respect of existing mineral property agreements, and (D) the issuance of securities by the Company in connection with property or share acquisitions in the normal course of business.

(xiii) Lock-Up Agreements. The Company will use its best efforts to cause each of its directors, officers and principal shareholders to enter into lock-up agreements in a form satisfactory to the Company and the Lead Underwriter, in both cases acting reasonably, pursuant to which each such person agrees, among other things, to not, for a period of 90 days from the Closing Date, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned (or hereinafter acquired) directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company. For clarity, the lock-up agreements referred to in this Section 2(a)(xiii) shall not preclude the holders of convertible securities of the Company from converting or exercising the convertible securities of the Company they may hold into the underlying securities of the Company, whereupon the securities issued to such holders upon conversion or exercise shall be subject to the lock-up agreement.

(xiv) Use of Proceeds. The Company shall use the net proceeds from the sale of the Units to advance the Panuco Property, as well as for working capital and general corporate purposes.

(xv) Closing Conditions. The Company will fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions set out in Section 7 hereof.

(xvi) Panuco Property and Panuco Option Agreements. The Company and Canam will continue to perform all obligations (including all necessary work and payment obligations) in a timely manner (and in accordance with all applicable work program and payment schedules or requirements) under the Panuco Option Agreements and will continue to operate in accordance with the terms of and remain in compliance with all terms and conditions contained in each Panuco Option Agreement.

(b) Each of the Underwriters hereby covenant and agree to: (i) conduct all activities in connection with the Offering in compliance with applicable Securities Laws and all other laws applicable to the Underwriters (or an affiliate); and (ii) obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable securities regulators) in a form acceptable to the Company and the Underwriters.

3. (a) Material Changes During Distribution. During the distribution period, the Company shall promptly notify the Underwriters (and, if requested by the Underwriters, confirm such notification in writing) of any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened, financial or otherwise) or any event or development involving a prospective material change or a change in a material fact or any other material change in the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company which would constitute a material change to, or a change in a material fact concerning the Company or any other change which is of such a nature.

During the distribution period, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filings and other requirements under Securities Laws as a result of such change. During such period, the Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 3(a).

(b) Press Releases. The Company agrees that it shall obtain prior approval of the Lead Underwriter as to the content and form of any press release to be issued prior to or in connection with the Closing, such approval not to be unreasonably withheld. In addition, if required by the relevant Securities Laws, any press release announcing or otherwise referring to the Offering shall include an appropriate notation on each page as follows: "Not for distribution to United States newswire services or for dissemination in the United States."

Each such press release shall additionally include a prominent notation of a cautionary statement to the following effect: "This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to "U.S. persons" (as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

(c) U.S. Offers and Sales. The Company and the Underwriters agree that the representations, warranties and covenants contained in Schedule "B" hereto entitled "Compliance with United States Securities Laws" are incorporated by reference in and shall form part of this Agreement with respect to the transactions contemplated by this Agreement.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Units, that:

General Matters

(a) Good Standing of the Company. The Company (i) has been duly incorporated and is up- to-date in all material corporate filings and in good standing under the Business Corporations Act (British Columbia), (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and capacity to create, issue and sell, as applicable, the Units, the Warrant Shares and the Broker Securities and to enter into and carry out its obligations under the Transaction Documents.

(b) Subsidiaries. The Company does not have any subsidiaries other than the Subsidiaries. The Company directly or indirectly holds all of the issued and outstanding shares of the Subsidiaries (other than one common share in each of the Indirect Mexican Subsidiaries), and all such shares are legally and beneficially owned by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non- assessable shares and, other than the Company, no person has any right, agreement or option for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries, or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the relevant corporate statute of their jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted. NorthBase Resources Inc. is not a material subsidiary of the Company as it does not hold any material assets or liabilities and neither of the Indirect Mexican Subsidiaries are a material subsidiary of the Company as neither hold any material assets or liabilities and their sole purpose is to register the Panuco Option Agreements.

(c) Carrying on Business. The Company and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, provincial, state, territorial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, requirements, licences, registrations or qualifications.

(d) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution, liquidation or winding-up of the Company or any of the Subsidiaries.

(e) Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(f) Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the close of business on July 29, 2020, 72,285,252 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Company.

(g) Absence of Rights. Except as referred to in Schedule "A" hereto, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. The Unit Shares, Warrants, Warrant Shares, Broker Warrants and Broker Warrant Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights, participation rights or other contractual rights to purchase securities issued by the Company.

(h) Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the Stock Exchanges and no order ceasing or suspending trading in the Common Shares or any other securities of the Company or prohibiting the sale or issuance of the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants or the Broker Warrant Shares has been issued and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(i) Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV and the Company is in material compliance with the rules and policies of the TSXV. The Company will cause the Units Shares, the Warrant Shares and the Broker Warrant Shares to be conditionally approved for listing and trading on the TSXV, subject only to customary post-Closing conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the TSXV.

(j) Reporting Issuer Status. The Company is a "reporting issuer" under the Canadian Securities Laws of each of the Reporting Jurisdictions, not included in a list of defaulting reporting issuers maintained by the Securities Regulators in each of the Reporting Jurisdictions, and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Securities Regulators in each of the Reporting Jurisdictions.

(k) No Voting Control. The Company is not a party to, nor is the Company aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. The Company has not adopted a shareholders' rights plan or any similar plan or agreement.

(l) Transfer Agent. The Transfer Agent at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(m) Warrant Agent. The Warrant Agent at its principal office in Vancouver, British Columbia has been, or at or prior to the Closing Time will be, duly appointed as the warrant agent in respect of the Warrants.

(n) Corporate Actions. All necessary corporate action has been taken or will have been taken prior to Closing by the Company so as to (i) validly authorize the issuance of and issue the Unit Shares as fully paid and non-assessable Common Shares on Closing, (ii) validly create the Warrants and authorize the issuance of and issue the Warrants on Closing, (iii) validly allot the Warrant Shares and authorize the issuance of the Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture, (iv) validly create the Broker Warrants and authorize the issuance of and issue the Broker Warrants on Closing, and (v) validly allot the Broker Warrant Shares and authorize the issuance of the Broker Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates.

(o) Valid and Binding Documents. Each of the execution and delivery of each of the Transaction Documents and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company, and upon the execution and delivery of the Transaction Documents each shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(p) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of the Transaction Documents, (ii) the creation, issuance, sale and delivery, as applicable, of the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants and the Broker Warrant Shares, and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than post-Closing filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(q) Validly Issued Unit Shares. The Unit Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Unit Shares will be validly issued as fully paid and non-assessable Common Shares.

(r) Validly Issued Warrants. The Warrants have been duly and validly created and authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement and the Warrant Indenture, against payment of the consideration set forth herein, the Warrants will be validly issued.

(s) Validly Authorized Warrant Shares. The Warrant Shares have been duly and validly authorized for issuance and, upon exercise of the Warrants in accordance with the terms of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non- assessable Common Shares.

(t) Validly Issued Broker Warrants. The Broker Warrants have been duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement, the Broker Warrants will be validly issued.

(u) Validly Authorized Broker Warrant Shares. The Broker Warrant Shares have been duly and validly authorized for issuance and, upon exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(v) Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Company and each of the Subsidiaries have been disclosed in the Public Record and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Company does not expect any Material Agreements to which the Company or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument.

(w) Previous Corporate Transactions. Except as which may not reasonably be expected to have a Material Adverse Effect, all previous corporate transactions completed by the Company and any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with. The Company's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Company, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a Material Adverse Effect.

(x) Absence of Breach or Default. The Company and each of the Subsidiaries is not in breach or default of, and the execution and delivery of the Transaction Documents and the performance by the Company of its obligations hereunder or thereunder, the creation, issue and sale, as applicable, of the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants and the Broker Warrant Shares and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both (i) any statute, rule or regulation applicable to the Company or any of the Subsidiaries, including the Securities Laws, (ii) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Company and each of the Subsidiaries, (iii) any Debt Instrument or Material Agreement, or (iv) any judgment, decree or order binding the Company, any of the Subsidiaries or the properties or assets of the Company or any of the Subsidiaries.

(y) No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against or affecting the Company or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Company, there is no basis therefor. There are no judgments, orders or awards against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or their properties or assets are subject.

(z) Financial Statements. The Financial Statements contain no misrepresentations, present fairly the financial position and condition of the Company (on a consolidated basis) as at the dates thereof and for the periods indicated and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved.

(aa) No Material Changes. Since April 30, 2019, except as disclosed in the Public Record:

(i) there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Subsidiary, as applicable;

(ii) there has not been any material change in the capital stock or long-term debt of the Company or any Subsidiary, as applicable; and

(iii) the Company and each Subsidiary, as applicable, has carried on its business in the ordinary course.

(bb) No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Subsidiary.

(cc) Internal Accounting Controls. The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(dd) Accounting Policies. There has been no material change in accounting policies or practices of the Company or the Subsidiaries since April 30, 2019 other than as disclosed in the Financial Statements.

(ee) Purchases and Sales. Since April 30, 2019, other than as disclosed in the Public Record, neither the Company nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii) the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or

(iii) a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary.

(ff) No Loans or Non-Arm's Length Transactions. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(gg) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or a Subsidiary, as applicable, or the payment of dividends by the Company or a Subsidiary to its respective shareholders.

(hh) Independent Auditors. The Company's Auditors are independent public accountants as required by the Canadian Securities Laws and there has not been any "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with respect to the present or any former auditor of the Company.

(ii) Insurance. The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(jj) Leased Premises. With respect to each of the Leased Premises, the Company and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(kk) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes.

(ll) Compliance with Laws, Filings and Fees. The Company and each Subsidiary has complied with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. All filings and fees required to be made and paid by the Company and each Subsidiary pursuant to applicable Securities Laws and other applicable securities laws and general corporate law have been made and paid or will have been made or paid prior to Closing. Neither the Company nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a Material Adverse Effect.

(mm) Anti-Bribery Laws. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company or any Subsidiary, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(nn) Anti-Money Laundering. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(oo) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) in the last 10 years have been subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(pp) Related Parties. None of the directors, officers, employees, consultants or advisors of the Company or any Subsidiary, any known principal shareholder, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company. All previous material transactions of the Company were completed on an arm's length basis and on commercially reasonable terms.

(qq) Fees and Commissions. Other than the Underwriters (or any members of their Selling Group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(rr) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten).

(ss) Minute Books and Records. The minute book materials and corporate records of the Company and the Subsidiaries which the Company has made available to the Underwriters and its counsel Cassels Brock & Blackwell LLP in connection with their due diligence investigation of the Company and the Subsidiaries for the period of examination thereof are all of the material minute book materials and all of the material corporate records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(tt) Continuous Disclosure. The Company is in material compliance with its continuous disclosure obligations under the Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiary which has not been publicly disclosed and the information and statements in the Public Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements misleading, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the Provinces of British Columbia and Alberta.

(uu) Forward-Looking Information. With respect to forward-looking information contained in the Company's Public Record:

(i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information;

(iii) the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

(iv) the Company has updated such forward-looking information as required by and in compliance with applicable Canadian Securities Laws.

(vv) Full Disclosure. All information relating to the Company and the Subsidiaries and their businesses, properties and liabilities and provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Company has not withheld from the Underwriters any material facts relating to the Company, the Subsidiaries or the Offering.

Mining and Environmental Matters

(ww) Properties and Assets. The Company (i) indirectly holds options to acquire a 100% interest in the Panuco Property, and Silverstone and Rio Panuco are the legal and beneficial owners of, and have title to, all of the mineral concessions comprising the Panuco Property, and (ii) is the legal and beneficial owner of, and has title to, all other properties or assets of the Company as described in the Public Record, and in all cases such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted; neither the Company nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Record, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof. The title opinion of ALN Abogados Consultores, Mexican counsel to the Company, in satisfaction of the closing condition in Section 7(g) hereof will address all of the material concessions and claims in respect of the Panuco Property.

(xx) Material Property and Mining Rights. The Company and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights through Silverstone and Rio Panuco, recognized in the jurisdiction in which the Panuco Property is located in respect of the ore bodies and specified minerals located in the Panuco Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the Panuco Property and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a Material Adverse Effect, and all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing.

(yy) Panuco Option Agreements. All of the Panuco Option Agreements have been disclosed in the Public Record and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and Canam have performed all obligations (including all necessary work and payment obligations) in a timely manner (and in accordance with all applicable work program progress and payment schedules or requirements) under the Panuco Option Agreements, anticipate being able to continue to perform all such obligations moving forward and have been operating in accordance with the terms of and are in compliance with all terms and conditions contained in each Panuco Option Agreement. The Company and Canam are not in violation, breach or default nor has it received any notification from any party claiming that the Company or Canam are in violation, breach or default under any Panuco Option Agreement and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Panuco Option Agreement. The Company does not expect any Panuco Option Agreement or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or Canam, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and Canam as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Panuco Option Agreement.

(zz) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets (including the Panuco Option Agreements and any other option agreement or any interest in, or right to earn an interest in, any properties and assets) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the properties or assets (nor the Panuco Option Agreements or any other option agreement or any interest in, or right to earn an interest in, any properties or assets) of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party.

(aaa) Possession of Permits and Authorizations. The Company and the Subsidiaries have obtained all Permits necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non- compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Company and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business.

(bbb) No Expropriation. No part of the Panuco Property (since the respective dates of the Panuco Option Agreements) and no part of any other properties, mining rights or Permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Company, been threatened or is pending, nor does the Company or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(ccc) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Panuco Property or any other properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Panuco Property or any other properties of the Company or any Subsidiary, and no dispute in respect of the Panuco Property or any other properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(ddd) Environmental Matters.

(i) The Company and each Subsidiary is in material compliance with all Environmental Laws and all operations on the Panuco Property and the other properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices.

(ii) Neither the Company nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

(iii) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Subsidiaries have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Subsidiaries and the Company and the Subsidiaries have not received notice of any of the same.

(iv) There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending. No conditions exist at, on or under the Panuco Property or any other properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

(v) Except as ordinarily or customarily required by applicable Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites.

(vi) There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Subsidiary or the Panuco Property or any other properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course of business.

(eee) Scientific and Technical Information. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. The Technical Report remains current as at the date hereof. The Technical Report complies in all material respects with the requirements of NI 43-101 and there is no new scientific or technical information concerning the Panuco Property since the date thereof that would require a new technical report in respect of the Panuco Property to be issued under NI 43- 101. The Company and the Subsidiaries made available to the author of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by the author and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Record relating to scientific and technical information has been prepared in accordance with NI 43-101 and in compliance with the other Canadian Securities Laws.

Employment Matters

(fff) Employment Laws. The Company and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(ggg) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects.

(hhh) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Subsidiary. The Company has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted.

5. Representations, Warranties and Covenants of the Underwriters. Each of the Underwriters hereby represents, warrants and covenants to the Company and acknowledges that the Company is relying upon such representations, warranties and covenants, that:

(a) Compliance with Securities Laws. In respect of the offer and sale of the Units, each Underwriter will (and, as applicable, will cause its U.S. Affiliate to) conduct its activities in connection with the Offering in compliance with all applicable Securities Laws and the provisions of this Agreement. Each Underwriter is responsible in all respects for the activities of its U.S. Affiliate in connection with the Offering, but no Underwriter shall be responsible for the activities of the other Underwriters or any of their respective U.S. Affiliates in connection with the Offering.

(b) Duly Registered. Each Underwriter (or its U.S. Affiliate, as applicable) is duly registered pursuant to the provisions of applicable Securities Laws, and is duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, each Underwriter will act only through members of the Selling Group who are so registered or licensed.

(c) General Solicitation or General Advertising. Each of the Underwriters and their respective affiliates and representatives (including their respective U.S. Affiliates) have not engaged in or authorized, and will not engage in or authorize, any form of General Solicitation or General Advertising in connection with or in respect of the Offering.

(d) No Prospectus or Registration Requirement. The Underwriters have not and will not solicit offers to purchase or sell the Units so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction.

(e) U.S. Securities Laws (Broker Warrants). Each of the Underwriters acknowledge that the Broker Warrants and, upon exercise thereof, the Broker Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. In connection with the issuance of the Broker Warrants, each of the Underwriters represent, warrant and covenant that (i) it is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other person, (ii) it is not a U.S. Person and is not acquiring the Broker Warrants in the United States, or on behalf of a U.S. Person or a person located in the United States, and (iii) this Agreement was executed and delivered outside the United States. Each of the Underwriters acknowledge and agree that the Broker Warrants may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to registration under the U.S. Securities Act or the securities laws of any state of the United States.

6. Closing Deliveries. The purchase and sale of the Units shall be completed at the Closing Time at the offices of Forooghian + Company Law Corporation in Vancouver, British Columbia or at such other place or time as the Lead Underwriter and the Company may agree upon. At the Closing Time, the Company shall duly and validly deliver to the Lead Underwriter: (a) the Unit Shares and Warrants, by way of electronic deposit or definitive certificated form as directed by the Lead Underwriter, against payment by the Lead Underwriter to the Company of the Aggregate Subscription Price therefor, by electronic money transfer as directed by the Company; and (b) payment of the Commission and the expenses and the Broker Warrant Certificates representing the Broker Warrants referred to in Sections 9 and 10 hereof by the Company to the Lead Underwriter. The Underwriters may discharge their payment obligations under this Section 6 by the transfer of funds by electronic money transfer from the Lead Underwriter to the Company's designated bank account, which shall be a bank account in Canada, equal to the Aggregate Subscription Price less the Commission and the expenses of the Underwriters, including the fees and disbursements of counsel to the Underwriters, as set out in Sections 9 and 10 hereof.

7. Closing Conditions. The following are conditions precedent to the obligations of the Underwriters to complete the Closing and to purchase or arrange for the purchase of the Units at the Closing Time, and which conditions are to be satisfied by the Company at or before the Closing Time:

(a) the Underwriters shall have received a certificate dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Lead Underwriter may agree, addressed to the Underwriters with respect to the notice of articles and articles of the Company, all resolutions of the Company's board of directors relating to the Transaction Documents and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers of the Company in the form of a certificate of incumbency and such other matters as the Underwriters may reasonably request;

(b) the Underwriters shall have received evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities, including the conditional approval of the TSXV, required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(c) the issuance of the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants and the Broker Warrant Shares and the listing of the Unit Shares, the Warrant Shares and the Broker Warrant Shares shall have been conditionally approved by the TSXV, subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV;

(d) the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters' counsel, dated the Closing Date, from Forooghian + Company Law Corporation, counsel to the Company, and where appropriate local counsel to the Company in the other Selling Jurisdictions, which counsel in turn may rely to the extent appropriate in the circumstances, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i) as to the incorporation and subsistence of the Company under the laws of the Province of British Columbia and as to the corporate power and capacity of the Company to enter into and carry out its obligations under the Transaction Documents and to create, issue and sell, as applicable, the Unit Shares, the Warrants, the Warrant Shares and the Broker Securities;

(ii) as to the authorized and issued capital of the Company;

(iii) the Company has all requisite corporate power and capacity under the laws of the Province of British Columbia to carry on its business as presently carried on and to own, lease and operate its properties and assets;

(iv) the execution and delivery of the Transaction Documents, the performance by the Company of its obligations thereunder, and the creation, sale and issuance, as applicable, of the Unit Shares, the Warrants, the Warrant Shares and the Broker Securities, do not constitute and will not constitute with notice or lapse of time or both notice and lapse of time, a breach of or a default under any statute or regulation of the Province of British Columbia or any federal statute or regulation of Canada having the force of law binding upon the Company or any Securities Laws applicable to the Company, and do not and will not conflict with the articles or notice of articles of the Company or any resolutions of the shareholders or directors (including committees of the board of directors) of the Company;

(v) each of the Transaction Documents have been duly authorized, executed and delivered by the Company, and constitute a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi) the Unit Shares have been duly and validly issued as fully paid and non-assessable Common Shares;

(vii) the Warrants have been duly and validly created and issued and the Warrant Shares have been reserved for issuance and upon the receipt of payment therefor by the Company and the issue thereof upon exercise of the Warrants in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(viii) the Broker Warrants have been duly and validly created and issued and the Broker Warrant Shares have been reserved for issuance and upon the receipt of payment therefor by the Company and the issue thereof upon exercise of the Broker Warrants in accordance with the provisions of the Broker Warrant Certificates, the Broker Warrant Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(ix) the issuance and sale by the Company of the Unit Shares and the Warrants to the Purchasers, and the issuance by the Company of the Broker Warrants to the Underwriters, in accordance with the terms of this Agreement are exempt from the prospectus requirements of applicable Securities Laws in the Canadian Selling Jurisdictions and no document is required to be filed under the applicable Securities Laws in the Canadian Selling Jurisdictions and, except as have been obtained or completed, no proceeding is required to be taken and no approval, permit, consent, authorization or filing by the Company is required under applicable Securities Laws in the Canadian Selling Jurisdictions to permit such issuance and sale; it being noted, however, that the Company is required to file or cause to be filed with the applicable Securities Regulators, a report on Form 45-106F1 prepared and executed pursuant to NI 45-106, together with the prescribed filing fee, within 10 days following the Closing Date;

(x) the issuance by the Company of the Warrant Shares upon the due exercise of the Warrants, and the issuance by the Company of the Broker Warrant Shares upon the due exercise of the Broker Warrants, will be exempt from the prospectus requirements of applicable Securities Laws in the Canadian Selling Jurisdictions and no document is required to be filed under the applicable Securities Laws in the Canadian Selling Jurisdictions and, except as have been obtained or completed, no proceeding is required to be taken and no approval, permit, consent, authorization or filing by the Company is required under applicable Securities Laws in the Canadian Selling Jurisdictions to permit such issuance;

(xi) no document is required to be filed under the applicable Securities Laws in the Canadian Selling Jurisdictions and, except as have been obtained or completed, no proceeding is required to be taken and no approval, permit, consent, authorization or filing by the Company is required under applicable Securities Laws in the Canadian Selling Jurisdictions in connection with the first trade of the Unit Shares, the Warrants, the Warrant Shares and the Broker Warrant Shares by the holders thereof, as the case may be, provided that certain standard conditions are satisfied;

(xii) the TSXV has conditionally accepted the Offering, subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSXV; and

(xiii) as to such other matters as the Underwriters or their legal counsel may reasonably request prior to the Closing Time;

(e) the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters' counsel, dated the Closing Date, from Forooghian + Company Law Corporation, counsel to the Company, which counsel in turn may rely to the extent appropriate in the circumstances, as to matters of fact, on certificates of auditors, public officials and officers of Canam, with respect to the following matters:

(i) the incorporation and subsistence of Canam;

(ii) the corporate power and capacity of Canam under the laws of its jurisdiction of existence to carry on its business as presently carried on and to own, lease and operate its properties and assets; and

(iii) the authorized and issued capital of Canam and the ownership thereof;

(f) if any Units are offered and sold to purchasers in the United States pursuant to Schedule "B" hereto, the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters' counsel, dated the Closing Date, from Nauth LPC, special United States counsel to the Company, to the effect that no registration of the Unit Shares and the Warrants offered and sold to Purchasers in the United States, or of the Warrant Shares that may be issued to holders of Warrants in the United States upon due exercise thereof, will be required under the U.S. Securities Act in connection with such offer, sale and issuance, as applicable, provided that the offer and sale of the Unit Shares and the Warrants to Purchasers in the United States is made in accordance with Schedule "B" hereto and that the issuance of Warrant Shares to holders of Warrants in the United States is made in accordance with the Warrant Indenture; provided it being understood that no opinion is expressed as to any subsequent resale of any of such securities;

(g) the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters' counsel, dated the Closing Date, from ALN Abogados Consultores, Mexican counsel to the Company, as to title to the mineral concessions comprising the Panuco Property;

(h) the Underwriters shall have received executed copies of all of the lock-up agreements requested by the Underwriters pursuant to Section 2(a)(xiii) in form and substance satisfactory to the Lead Underwriter, acting reasonably;

(i) the Underwriters shall have received certificates of good standing or similar certificates with respect to the jurisdiction in which the Company and Canam are existing;

(j) the Underwriters shall have received a letter from the Transfer Agent as to the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Closing Date;

(k) the Underwriters shall have received a letter from the Warrant Agent confirming its appointment as warrant agent under the Warrant Indenture;

(l) the Subscription Agreements and the Warrant Indenture shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel.

8. Rights of Termination

The Underwriters (or any one of them) shall be entitled, at their sole option, to terminate and cancel, without any liability on the part of the Underwriters (or any one of them) or on the part of the Purchasers, all of their obligations (and those of any Purchasers arranged by it) under this Agreement, by written notice to that effect given to the Company at or prior to the Closing Time, if at any time prior to the Closing:

(a) there shall have occurred any material change in relation to the Company or change in a material fact, or there should be discovered (whether through the due diligence of the Underwriters or otherwise) any previously undisclosed material fact, which, in each case, could reasonably be expected to result in a material adverse change in relation to the Company or have a Material Adverse Effect on the market price or value of the Common Shares;

(b) any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Company or any of the Company's securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriters and not upon activities of the Company), which, in the opinion of the Underwriters (or any one of them), acting reasonably, prevents or restricts trading in, or the distribution of, the Units or the Common Shares or materially and adversely affects, or might reasonably be expected to materially and adversely affect, the market price or value of the Common Shares;

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any escalation in the severity of the COVID-19 pandemic or any law or regulation which, in the opinion of the Underwriters (or any one of them), acting reasonably, materially adversely affects or involves, or could materially adversely affect or involve, the Canadian financial markets or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole; or

(d) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.

The rights of termination contained in Sections 8(a), (b), (c) and (d) may be exercised by the Underwriters (or any one of them) and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters (or any one of them), there shall be no further liability on the part of the Underwriters (or any one of them) to the Company or on the part of the Company to the Underwriters (or any one of them) except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions of the Company prior to such termination and in respect of Sections 10, 12, 22, 24 and 25.

9. Underwriters' Compensation. In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay the Underwriters a cash commission (the "Commission") equal to 6.0% of the gross proceeds from the Offering (including for certainty on any exercise of the Option). As additional consideration for the services to be rendered by the Underwriters in connection with the Offering, the Company shall issue to the Underwriters that number of broker warrants (the "Broker Warrants") as is equal to 6.0% of the aggregate number of Units sold pursuant to the Offering (including for certainty on any exercise of the Option). Each Broker Warrant will entitle the holder thereof to acquire one Common Share (a "Broker Warrant Share") at a price of $1.87 per Broker Warrant Share until the Expiry Time. The obligation of the Company to pay the Commission and to issue the Broker Warrants shall arise at the Closing Time.

10. Expenses. Whether or not the Offering is completed, the Company will be responsible for all expenses of or incidental to the sale of the Units, including all reasonable out-of-pocket expenses of the Underwriters incurred in relation to the Offering (including applicable taxes), including all marketing related expenses, all reasonable fees and disbursements and applicable taxes thereon of the Underwriters' legal counsel (up to a maximum of $80,000, exclusive of disbursements and applicable taxes), and all fees and disbursements of auditors. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds of the Offering at the Closing Time.

11. Survival of Representations and Warranties. All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriters or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriters and the Purchasers for a period of three years following the Closing Date. For certainty, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, indefinitely, subject only to the applicable limitation period prescribed by law. The representations, warranties, covenants and agreements of the Underwriters herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of three years following the Closing Date.

12. Indemnity and Contribution.

(a) The Company together with its subsidiaries or affiliated companies, as the case may be, hereby covenant and agree to indemnify and save harmless the Underwriters, their respective subsidiaries and affiliates, and their respective directors, officers, employees, consultants, shareholders and agents (collectively, the "Indemnified Parties"), from and against any and all losses (other than loss of profits), claims, actions, damages, liabilities, costs or expenses, whether joint or several (including the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters), to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such losses, claims, actions, damages, liabilities, costs, expenses or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties under this Agreement, or otherwise in connection with the matters referred to in this Agreement, including, without limitation, the following:

(i) any information or statement contained in any certificate of the Company delivered pursuant to this Agreement, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or an untrue statement of a material fact or which omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(ii) any order made or an inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any failure or alleged failure to comply with Canadian or United States Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing or restricting the trading in or the sale of the Unit Shares and the Warrants or the trading in the Common Shares;

(iii) the non-compliance or alleged non-compliance by the Company with any material requirement of applicable Securities Laws, including the Company's non-compliance with any statutory requirement to make any document available for inspection; or

(iv) any material breach of any representation, warranty or covenant of the Company contained in this Agreement or the failure of the Company to comply with any of its obligations under this Agreement;

and will reimburse the Indemnified Parties promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, actions, damages, liabilities, costs, expenses or actions in respect thereof, as incurred. The Company hereby agrees to waive any right it may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy, security or claim payment from any other person before claiming under this indemnity.

(b) The foregoing indemnity shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses to which the Indemnified Party may be subject were primarily caused by the negligence, wilful misconduct, dishonesty, fraudulent act or breach of applicable laws of the Indemnified Party.

(c) The Company shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Indemnified Parties are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of the Underwriters and each of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding.

(d) Notwithstanding the foregoing, the Indemnified Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(e) If any action or claim shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible and in any event on a timely basis, of the nature of such claim, and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other, such consent to not be unreasonably withheld or delayed.

(f) In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Company and the Indemnified Party mutually agree to retain such other counsel, or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party, on the one hand, and the Company, on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

(g) If for any reason (other than the occurrence of any of the events itemized in Section 12(b) above), the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold any Indemnified Party harmless, then the Company shall contribute to the amount paid or payable by any Indemnified Party as a result of such loss, claim, action, damage, liability, cost or expense in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Party on the other hand but also the relative fault of the Company and the Indemnified Party, as well as any relevant equitable considerations; provided that the Company shall in any event contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, action, damage, liability, cost or expense and any excess of such amount over the amount of the fees received by the Underwriters pursuant to this Agreement.

(h) The indemnity and contribution obligations of the Company under this Section 12 shall be in addition to, and not in substitution for, any liability which the Company may otherwise have at law or in equity, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. This Section 12 shall survive the completion of the professional services rendered under this Agreement or any termination of this Agreement.

(i) With respect to any person who may be indemnified by this Section 12 and is not a party to this Agreement, the rights and benefits of this Section 12 are hereby granted to such person and the Underwriters are hereby appointed as trustees of such rights and benefits for such person, and the Underwriters hereby accept such trust and agree to hold such rights and benefits for and on behalf of such person.

13. Syndication by the Underwriters. Subject to the terms and conditions of this Agreement, the respective obligations of the Underwriters to purchase the Units shall be several and neither joint nor joint and several. The percentage of Units to be severally purchased and paid for by each of the Underwriters shall be as follows:

Name of Underwriter	Syndicate Position

Canaccord Genuity Corp.	82.5%

PI Financial Corp.	12.5%

Haywood Securities Inc.	2.5%

Sprott Capital Partners LP	2.5%

14. Authority of the Lead Underwriter. The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with Section 16 or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter. The Lead Underwriter represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 12, which consent shall be given by the Indemnified Party, or a notice of termination pursuant to Section 8, which notice may be given by any of the Underwriters. The Lead Underwriter shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

15. Advertisements. If the Offering is successfully completed, the Underwriters shall be permitted to publish, at their own expense, after giving the Company a reasonable opportunity to comment on the form and content thereof, such advertisements or announcements relating to the performance of services provided hereunder in such newspaper or other publications as the Underwriters consider appropriate, and shall further be permitted to post such advertisements or announcements on their respective websites.

16. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a) If to the Company, to:

Vizsla Resources Corp.

1030 West Georgia Street, Suite 1001

Vancouver, British Columbia V6E 3B9

Attention:	Michael A. Konnert, President & Chief Executive Officer
E-mail:	michael@vizslaresources.com

with a copy (for information purposes only and not constituting notice) to:

Forooghian + Company Law Corporation

400 Burrard Street, Suite 1050

Vancouver, British Columbia V6C 3A6

Attention:	Farzad Forooghian
E-mail:	farzad@forooghianlaw.com

(b) If to the Underwriters, to:

Canaccord Genuity Corp.
Brookfield Place, 161 Bay Street
Suite 3000, P.O. Box 516
Toronto, Ontario M5J 2S1

Attention:	David Sadowski
E-mail:	dsadowski@cgf.com

with a copy (for information purposes only and not constituting notice) to:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention:	Chad Accursi
Email:	caccursi@cassels.com

or to such other address as any of the parties may designate by notice given to the other parties.

Each notice shall be personally delivered to the addressee or sent electronically to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent electronically shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

17. Time of the Essence. Time shall, in all respects, be of the essence hereof.

18. Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada unless otherwise indicated.

19. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

20. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

21. No Fiduciary Duty. The Company acknowledges and agrees that: (i) the purchase and sale of the Units pursuant to this Agreement, including the determination of the Subscription Price and any related discounts and commissions, is an arm's length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand; (ii) in connection with the Offering contemplated hereby and the process leading to such transaction, each of the Underwriters is and has been acting solely as principal and is not the agent or a fiduciary of the Company or its shareholders, creditors, employees or any other party; (iii) each of the Underwriters has not assumed and will not assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters) and each of the Underwriters does not have any obligations to the Company with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement; (iv) each of the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company; and (v) each of the Underwriters has not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

22. Entire Agreement. This Agreement and Section 5 of the Engagement Letter constitute the only agreements between the parties with respect to the subject matter hereof and together shall supersede any and all prior negotiations and understandings with respect to the subject matter hereof.

23. Amendments. This Agreement may be amended or modified in any respect by written instrument only executed by all parties hereto.

24. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

25. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

26. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the other parties.

27. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

28. Other Underwriters Business. The Company acknowledges that each of the Underwriters and certain of their respective affiliates: (i) act as traders of, and dealers in, securities both as principal and on behalf of their clients and, as such, may have had, and may in the future have, long or short positions in the securities of the Company or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons, (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Company, (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offering or other securities of the Company or related entities, and (iv) nothing in this Agreement shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws.

29. Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

30. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

31. Schedules. The following schedules are attached to this Agreement, which schedules are deemed to be incorporated into and form part of this Agreement:

Schedule "A" - "Details of Outstanding Convertible Securities and Rights to Acquire Securities" Schedule "B" - "Compliance with United States Securities Laws"

32. Counterparts, Facsimile and PDF. This Agreement may be executed in any number of counterparts and by facsimile or PDF copy, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Signature Page Follows]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

CANACCORD GENUITY CORP.

Per:	"signed"
Name: David Sadowski
Title: Managing Director, Investment Banking

PI FINANCIAL CORP.

Per:	"signed"
Name: Dan Barnholden
Title: Managing Director, Investment Banking

HAYWOOD SECURITIES INC.

Per:	"signed"
Name: Kevin Campbell
Title: Managing Director, Investment Banking

SPROTT CAPITAL PARTNERS LP

Per:	"signed"
Name: Scott B. Robertson
Title: Partner, Investment Banking

 The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 30th day of July, 2020.

VIZSLA RESOURCES CORP.

Per:	"signed"
Name: Michael A. Konnert
Title: President and Chief Executive Officer

SCHEDULE "A"

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES AND RIGHTS TO ACQUIRE

SECURITIES

This is Schedule "A" to the Underwriting Agreement dated July 30, 2020 between Vizsla Resources Corp. and Canaccord Genuity Corp., PI Financial Corp., Haywood Securities Inc. and Sprott Capital Partners LP.

1. Stock Options Outstanding as at July 29, 2020

The Company has 6,853,000 options to acquire Common Shares outstanding, each exercisable for one Common Share, as follows:

Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date
1,268,000	$0.17	June 12, 2024
450,000	$0.56	December 24, 2024
1,480,000	$0.69	December 30, 2024
105,000	$0.72	January 7, 2025
1,570,000	$0.79	June 30, 2025
1,980,000	$0.15	February 26, 2029

2. Warrants Outstanding as at July 29, 2020

The Company has 9,158,363 warrants (including compensation options and broker warrants) to acquire Common Shares outstanding, each exercisable for one Common Share, as follows:

Number of Warrants Outstanding	Exercise Price	Expiry Date
2,592	$0.15	September 19, 2020
8,267,131	$0.25	June 6, 2021
103,290	$0.40	November 28, 2021
113,725	$0.40	December 5, 2021
26,475	$0.40	December 18, 2021
645,150	$0.43	June 18, 2022

A-1

3. Rights to Acquire Securities Outstanding as at July 29, 2020

In connection with the share purchase agreement entered into by the Company to purchase Canam, the Company is required to issue (i) 6.5 million Common Shares upon definition of a resource greater than 200,000 gold-equivalent ounces at the Panuco Property, and (ii) 5.5 million Common Shares upon exercise of the options with Silverstone and Rio Panuco pursuant to the Panuco Option Agreements.

In addition, the Company has finder's fee obligations in connection with the acquisition of Canam and is required to issue (i) 250,000 Common Shares upon definition of a resource greater than 200,000 gold- equivalent ounces at the Panuco Property, and (ii) 250,000 Common Shares upon exercise of the options with Silverstone and Rio Panuco pursuant to the Panuco Option Agreements.

A-2

SCHEDULE "B"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule "B" to the Underwriting Agreement dated July 30, 2020 between Vizsla Resources Corp. and Canaccord Genuity Corp., PI Financial Corp., Haywood Securities Inc. and Sprott Capital Partners LP.

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "B" is attached.

The following terms shall have the meanings indicated:

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "B", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

"Foreign Issuer" means "foreign issuer" as defined in Rule 902(e) of Regulation S;

"General Solicitation" and "General Advertising" means "general solicitation" or "general advertising", as those terms are used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

"Regulation D" means Regulation D under the U.S. Securities Act;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder; and

"U.S. Purchaser" means any Purchaser that is (a) a U.S. Person or in the United States, (b) a person purchasing Units on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States, (c) a person who receives or received an offer to acquire the Units while in the United States, and (d) a person who was in the United States at the time such person's buy order was made or the Subscription Agreement pursuant to which it is acquiring Units was executed or delivered.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that the Units (and any Warrant Shares issuable upon exercise of Warrants) have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Units may not be offered or sold within the United States, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and the qualification requirements of applicable state securities laws.

Each Underwriter, on behalf of itself and its U.S. Affiliate, if applicable, represents, warrants, covenants and agrees to and with the Company, on the date hereof and on the Closing Date, that:

1. It has not offered or sold, and will not offer or sell, at any time any Units except (a) in Offshore Transactions in compliance with Rule 903 of Regulation S, or (b) in the case of sales through its U.S. Affiliate, to persons in the United States as provided in this Schedule "B". Accordingly, none of the Underwriter, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, has made or will make (except as permitted herein): (i) any offer to sell, or any solicitation of an offer to buy, any Units to any U.S. Purchaser, (ii) any sale of Units to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States or the Underwriter, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, reasonably believed that such Purchaser was outside the United States and not a U.S. Purchaser, or (iii) any Directed Selling Efforts.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Units except with its affiliates or its U.S. Affiliate, any Selling Group member engaged by it or with the prior written consent of the Company; provided, that all offers and sales described in Section 1(i) or (ii) of this Schedule "B" shall be made through its U.S. Affiliate. The Underwriter shall require its U.S. Affiliate, if applicable, to agree, and each Selling Group member engaged by it to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and each Selling Group member engaged by it complies with, the same provisions of this Schedule "B" as apply to the Underwriter as if such provisions applied to its U.S. Affiliate and such Selling Group member engaged by it.

3. All offers of Units that have been or will be made by it to a U.S. Purchaser, have been or will be made by such Underwriter through its U.S. Affiliate and in compliance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Affiliate is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

4. None of it, its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer and sale of the Units in the United States, or has offered or will offer any Units in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5. Immediately prior to soliciting U.S. Purchasers, the Underwriter, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and at the time of completion of each sale by the Company to a U.S. Purchaser, the Underwriter, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each U.S. Purchaser purchasing the Units from the Company is a Qualified Institutional Buyer.

6. All offerees of the Units in the United States, or purchasing for the account or benefit of a U.S. Person, solicited by it shall be informed that the Units (and any Warrant Shares issuable upon exercise of Warrants) have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Units are being offered and sold to such U.S. Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A under the U.S. Securities Act, and similar exemptions for private offerings under applicable state securities laws.

7. It agrees to deliver, through its U.S. Affiliate, to each person in the United States to whom it offers to sell or from whom it solicits any offer to buy the Units the form of Subscription Agreement for U.S. Purchasers. No other written material will be used in connection with the offer or sale of the Units in the United States.

8. Prior to completion of any sale of Units in the United States, each such U.S. Purchaser thereof must be a Qualified Institutional Buyer and must provide to the Underwriter, or its U.S. Affiliate, a completed Subscription Agreement, including any applicable schedules to the Subscription Agreement, and shall provide the Company with copies of all such completed and executed agreements for acceptance by the Company.

9. At least two Business Days prior to the Closing Date, it will provide the Company and its counsel with a list of all U.S. Purchasers.

10. None of the Underwriter, its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the Offering.

11. At the Closing, the Underwriter will, together with its U.S. Affiliate, provide a certificate, substantially in the form of Annex I to this Schedule "B", relating to the manner of the offer and sale of the Units in the United States. Failure to deliver such a certificate shall constitute a representation by such Underwriter and such U.S. Affiliate that neither it nor anyone acting on its behalf has offered or sold Units to U.S. Purchasers.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees as at the date hereof and as at the Closing Date that:

1. The Company is, and at the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest in the Common Shares.

2. The Company is not, and following the application of the proceeds from the sale of the Units will not be, registered or required to be registered as an "investment company" (as such term is defined in the U.S. Investment Company Act) under the U.S. Investment Company Act.

3. The offer and sale of the Units in the United States by the U.S. Affiliates is not prohibited pursuant to an order issued pursuant to Section 12(j) of the U.S. Exchange Act.

4. Except with respect to sales to Qualified Institutional Buyers solicited by the U.S. Affiliates in reliance upon the exemption from registration available under Rule 144A under the U.S. Securities Act, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Units to a U.S. Purchaser; or (b) any sale of Units unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States, or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believes that the Purchaser is outside the United States and not a U.S. Purchaser.

5. During the period in which Units are offered for sale, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemption afforded by Section 4(a)(2) of the U.S. Securities Act or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Units in accordance with the Underwriting Agreement, including this Schedule "B".

6. None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Units in the United States by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of the Units in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7. None of the Company, its affiliates or any persons acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell (i) any of the Units to U.S Purchasers, except for offers made through the Underwriters and the U.S. Affiliates, if applicable, and sales by the Company in reliance on the exemption from registration under the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act; or (ii) any of the Units outside the United States, except for offers and sales made in Offshore Transactions in accordance with Rule 903 of Regulation S.

8. None of the Company, its affiliates or any persons acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) (i) has engaged or will engage in any Directed Selling Efforts, or (ii) has taken or will take any action that would cause the exemption afforded by Rule 144A promulgated pursuant to the U.S. Securities Act to be unavailable for offers and sales of Units to U.S. Purchasers in accordance with this Schedule "B", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Units in Offshore Transactions in accordance with the Underwriting Agreement.

9. None of the Company, its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units.

10. For each tax year that the Company qualifies as a "passive foreign investment company" (a "PFIC"), the Company will make available to U.S. holders, upon their written request: (a) information, based on the Company's reasonable analysis, as to its status as a PFIC and the status as a PFIC of any subsidiary in which the Company owns more than 50% of such subsidiary's aggregate voting power, (b) a "PFIC Annual Information Statement" as described in U.S. Treasury Regulation section 1.1295-1(g) (or any successor Treasury Regulation) and (c) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a qualifying electing fund (a "QEF")

election with respect to the Company and any more than 50% owned subsidiary PFIC, as determined by aggregate voting power. The Company may elect to provide such information on its website.

11. For so long as any Unit Shares and Warrants which have been sold to U.S. Purchasers in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is not subject to and in compliance with the reporting requirements of section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Company will furnish to any holder of the Unit Shares and Warrants in the United States or who is a U.S. Person and any prospective purchaser of the Unit Shares and Warrants designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U. S. Securities Act (so long as such requirement is necessary in order to permit holders of the Unit Shares and Warrants to effect resales under Rule 144A).

12. The Unit Shares and Warrants are not, and as of the Closing Time, will not be, and no securities of the same class as the Unit Shares and Warrants are or will be, (i) listed on a national securities exchange registered under section 6 of the U.S. Exchange Act, (ii) quoted in a "U.S. automated inter- dealer quotation system", as such term is used in Rule 144A, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10% for securities so listed or quoted.

General

The Underwriters (and their respective U.S. Affiliates) on the one hand and the Company on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein.

ANNEX I TO SCHEDULE "B"

UNDERWRITER'S CERTIFICATE

In connection with the private placement in the United States of Units of the Company pursuant to the Underwriting Agreement, the undersigned Underwriter and [⬤], its U.S. Affiliate, do hereby certify as follows:

(a) the Units have been offered and sold by us in the United States only by the U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker- dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b) immediately prior to transmitting the form of Subscription Agreement for U.S. Purchasers to offerees in the United States, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each U.S. Purchaser that we have arranged is a Qualified Institutional Buyer on the date hereof;

(c) all offers and sales of the Units by us in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(d) no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Units in the United States and we have not offered and will not offer any Units in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e) prior to any sale of Units to a person in the United States that is a Qualified Institutional Buyer, we caused such person to execute a Subscription Agreement for U.S. Purchasers in the form agreed to by the Company and the Underwriters, including any applicable schedules to the Subscription Agreement;

(f) neither we, nor our affiliates nor any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units; and

(g) the offering of the Units has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "B" attached thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "B" attached thereto) unless defined herein.

DATED as of this ______ day of ____________, 2020.

[NAME OF UNDERWRITER]	[NAME OF U.S. AFFILIATE]
By:	By:

Authorized Signing Officer	Authorized Signing Officer